UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant To Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Under the Securities Exchange Act of 1934

GREAT SPIRITS, INC.
(Exact name of registrant as specified in its charter)

Colorado	2080	20-5572519
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3230 Fall Creek Highway, Suite 206,
Granbury, Texas 76049
 (Telephone Number 817 736 2900)

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Place of Business)

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Great Spirits, Inc.
3230 Fall Creek Highway, Suite 206,
Granbury, Texas 76049

INFORMATION STATEMENT PURSUANT TO  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GREAT SPIRITS, INC.

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This Information Statement is being mailed to holders of record of shares of common stock of Great Spirits, Inc. (the “Company”, “we”, “us” or “our”), a Colorado corporation  as of August 30, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

BACKGROUND

On October 23, 2009, Brian Leftwich acquired an aggregate of 7,998,020 of our common stock, par value $0.001 per share (the “Common Stock”) pursuant to that certain Share Purchase Agreement (the “Share Purchase Agreement”) dated as of October 20, 2009 between Mr. Leftwich, Steven Free, Jack Minter and Dana Hyde and other sellers named therein for cash consideration in the net aggregate amount of $190,000. Although the Share Purchase Agreement named Steven Free and Jack Minter as purchasers together with Mr. Leftwich, the sole purchaser of the shares under the Share Purchase Agreement was Mr. Leftwich. The purchase of shares by Mr. Leftwich was made with his personal funds. As a result of such purchase of shares, Mr. Leftwich acquired beneficial ownership of 97% of the outstanding shares of our Common Stock and became the Chief Executive Officer, Secretary, Treasurer and sole member of the board of directors of the Company (the “Board”).

Subsequently, on June 14, 2010, we entered into a Share Exchange and Reorganization Agreement (the “Exchange Agreement”) with Hallmark Human Resources, Inc. (“Hallmark”), and the beneficial holders thereof (the “Hallmark Shareholders”), which sets forth the terms and conditions of the share exchange of the Company and Hallmark.

On August 6, 2010, we completed the share exchange as a result of which:

•	we issued 5,187,944 shares of our Common Stock to the Hallmark Shareholders in exchange for all the outstanding common stock of Hallmark;

•	Mr. Leftwich, one of our current members of the Board, retired all but 2,382,876 shares of our Common Stock, or approximately 30% of the outstanding shares of our Common Stock;

•
as a result of convertible debt held by entities controlled by Mr. Leftwich, he has the right to acquire a further 427,200 shares of our Common Stock, which, together with 11,384 shares of Common Stock issued to him as a Hallmark Shareholder in the share exchange, would increase his holdings to approximately 34% of the outstanding shares of Common Stock;

•
immediately after the closing, the Hallmark Shareholders beneficially owned approximately 68% of the outstanding shares of our Common Stock (including the shares issuable upon conversion of the convertible debt held by entities controlled by Mr. Leftwich);

•	Hallmark became our wholly owned subsidiary and the business of Hallmark became our sole business;

•
Mr. Leftwich resigned as our Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer and Thomas Willis, Chief Executive Officer of Hallmark, became our Chief Executive Officer and Chief Financial Officer and Delena Willis, Secretary of Hallmark, became our Secretary;

•	Mr. Leftwich, a director of Hallmark, continues to serve on the Board and Mr. Willis was appointed to the Board;

•	we intend to change our name to Hallmark Human Resources, Inc. to better reflect our business.

On August 23, 2010, our Board took action to expand the number of directors to eight and appointed Wayne Bay, Thomas Quinn, Jerome Giambalvo, Charles Wood, Steven Aupperle and Delena Willis to hold office until the next annual meeting of the stockholders and until his or her successor shall have been duly elected and qualified or as otherwise provided in our Bylaws, such appointment to become effective on the tenth day following the filing of this Schedule 14F-1 with the Securities and Exchange Commission (the “Commission”) and its mailing to our stockholders.

The description of the foregoing transactions does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as an exhibit to our Current Report on Form 8-K filed with the Commission on June 15, 2010 and by disclosure of the completion of the share exchange contained in Current Report on Form 8-K filed with the Commission on August 10, 2010.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of August 6, 2010, after giving effect to the share exchange, there were 7,820,820 shares of our Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote.

Change in Control

As described further above under the caption “Background”, changes of control occurred.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the outstanding shares of Common Stock immediately prior to and following the share exchange by (i) each person known by us to beneficially own five percent (5%) or more of the outstanding shares; (ii) our former officers and directors; (iii) our current officers and directors; and (iv) our current officers and directors as a group.

As used in the table below, the term “beneficial ownership” means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security.  A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date.  Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated.  The table below is based on 8,248,020 and 7,820,820 shares of our Common Stock issued and outstanding immediately prior to and after the closing of the share exchange, respectively.

Except as otherwise noted, the address of the referenced individual is c/o Hallmark Human Resources, Inc., 3107 Fall Creek Highway, Granbury, Texas 76049.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
	Immediately Prior to Completion of the Share Exchange	Immediately Following the Completion of the Share Exchange	Immediately Prior to the Completion of the Share Exchange	Immediately Following the Completion of the Share Exchange

Brian Leftwich (1)(2)(6)	7,998,020	2,821,809	97%	34.2%

Thomas Willis (3)(4)	0	2,760,550	0%	35.3%

Wayne Bay (5)	0	238,833	0%	3.1%

Thomas Quinn (5)	0	213,833	0%	2.7%

Jerome Giambalvo (5)	0	71,333	0%	*

Charles Wood (5)	0	0	0%	*

Steven Aupperle (5)	0	272,833	0%	3.5%

Delena Willis (4)(5)	0	378,083	0%	4.8%

All Executive Officers and Directors as a group	7,998,020	7,184,476	97%	87.1%
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(1)	Indicates director prior to the completion of the share exchange.

(2)	Indicates officer prior to the completion of the share exchange.

(3)	Indicates director commencing at the completion of the share exchange.

(4)	Indicates officer commencing at the completion of the share exchange.

(5)
Includes the beneficial ownership of the individuals who are proposed to become directors upon the tenth day after the filing of this Schedule 14-F1 with the Commission and its mailing and dissemination to our shareholders.

(6)
Includes 277,200 shares of Common Stock issuable upon the conversion of Secured Convertible Debenture held by Dobyville HR, LLC and 150,000 shares of Common Stock issuable upon the conversion of convertible debt held by Imperial Investments, LLC.  Mr. Leftwich is the sole member of each of Dobyville HR, LLC and Imperial Investments, LLC.

*         Less than 1.0%.

DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

Set forth below is certain information with respect to the individuals who are our directors, officers and key employees and are proposed to become directors on the tenth day following the filing of this Schedule 14F-1 with the Commission and its mailing to our stockholders:

Name	Age	Position

Thomas Willis	55	Chief Executive Officer; Chief Financial Officer; Director

Steven Aupperle	62	Director*

Delena Willis	77	Secretary, Director*

Brian Leftwich	32	Director

Wayne Bay	70	Director*

Thomas Quinn	64	Director*

Jerome Giambalvo	60	Director*

Charles Wood	70	Director*
________________

*         Referenced individual is expected to become director upon the tenth day following the filing of this Schedule 14-F1 with the Commission and its mailing and dissemination to our shareholders.

Set forth below is biographical information with respect to each of the aforementioned individuals.

Thomas Willis

Mr. Willis has been Hallmark’s Chairman of the Board since its inception and has served as Hallmark’s Chief Executive Officer and President since 2006. Since August 6, 2010, Mr. Willis has served as our Chief Executive Officer, Chief Financial Officer and Chairman.  He entered the insurance business as a salesman in 1978 and worked as an independent agent.  In 1986 he was hired by Time Insurance (now Assurant) to open a new territory in Dallas, Texas.  Mr. Willis was responsible for recruiting independent agents and training and motivating them to sell Time’s medical and life insurance products. He left Time in June of 1990 and founded Great SW Brokerage which by 2000 was one of the ten largest independent brokerage agencies in the United States. Mr. Willis served on National Association of Insurance Marketers’s Board of Directors from 1996 to 2001, and was elected president of NAIM in 2000. Mr. Willis triple majored in Mathematics, Computer Technology & Accounting at South Plains College and Middle Tenn. State University and is a Marine Corp veteran. Mr. Willis is the son of Ms. Willis.

Steve Aupperle

Mr. Aupperle has served as a member of the Board of Directors of Hallmark since 2005 and Vice President of Finance since March 2006. Mr. Aupperle is the Principal of Turnkey Insurance Solutions, an insurance brokerage firm, serving in such position since 2008 and prior thereto as their Chief Financial Officer since 2006. Mr. Aupperle is also a Partner of a catering company, City Kitchen. From 2005 until 2006, he served as Principal of AA Finanical Solutions. Mr. Aupperle has been a senior officer of a several other insurance companies.  He was Chief Operating Officer and Acting President of Protected Home Mutual Life Insurance Company, Chief Operating Officer (and Co-Founder) of Senior Life Insurance Company, Senior Vice President and CFO of Texas Life Insurance Company (a MetLife company), Financial Officer of MetLife International, Vice President and CFO of Security Benefit Life, and Assistant V.P. of United Insurance Company of America.  He has been a consultant for the National Association of Insurance Commissioners and Life Strategies. Mr. Aupperle is a CPA, CFA and FLMI and holds an MBA from the University of Iowa and a BA in Accounting and Math at Augustana College.

Delena Willis

Ms. Willis has served as Secretary of Hallmark since 1996. Since August 6, 2010, Ms Willis has served as our Secretary. prior to her retirement, Ms. Willis began working as an auditor for Holiday Inns in 1963 and rose to become the first female innkeeper/ manager in the corporation. Her management career progressed in other industries and returned to the hotel industry with Host Management Corp. She was responsible for opening hotels and initial training of personnel throughout the USA.  Ms. Willis subsequently became an executive administrator for Purdue Investments where she remained until becoming Secretary of Great Southwest Brokerage, a position she holds today. Ms. Willis is the mother of Mr. Willis.

Brian Leftwich

Mr. Leftwich has served as a member of the Board of Directors of Hallmark since 2008. From October 2009 until August 2010, Mr. Leftwich served as our Chief Executive Officer and has been a member of our Board of Directors since October 2009. Mr. Leftwich has worked in the financial markets for over 14 years. Mr. Leftwich founded Equity & Asset Solutions in August 2009 in order to capitalize upon opportunities to acquire distressed mortgages and properties from major financial institutions, and, since inception, has served as its Chief Executive Officer. From May 2006 to the present, Mr. Leftwich has also served as President and Chief Executive Officer of Dobyville Partners, doing business as Leftwich Investments, a private equity firm specializing in small to mid-sized companies. From April 2005 through May 2006, Mr. Leftwich served as an Investment Executive at Smith Barney, and served as an investment advisor at Charles Schwab from June 2000 through April 2005. Mr. Leftwich has extensive experience in bonds, real estate, private equity holdings, REITS, life settlement options, equity derivatives and commodities. Mr. Leftwich also serves a co-manager of Imperial Investments Management, a hedge fund. Mr. Leftwich serves as Chairman of the Board of Destination Ministry Foundation, a non-profit foundation designed to help support and transform troubled teens into productive members of society.

Wayne Bay

Mr. Bay has served as a member of the Board of Directors of Hallmark since 2005. Since 1987 he has served as President of Bay Integrated Concepts, an insurance brokerage that Mr. Bay founded and which provides life and medical plans for brokers to distribute to their large accounts. Prior to founding Bay Integrated Concepts, Mr. Bay served in a number of roles in the insurance industry including Director of National Accounts of Humana, National Account Executive for CIGNA, Sales Manger for Mass Mutual Life Insurance and Employee Benefit Manager for ITT. Mr. Bay has served on the product, travel, membership committees of the National Association of Insurance Marketers for several years and the Board of Directors for two years. Mr. Bay majored in General Business with a minor in Economics at Oklahoma State University and served in the US Army Reserve for eights years.

Thomas Quinn

Mr. Quinn has served as a member of the Board of Directors of Hallmark since 2005. Mr. Quinn serves as Senior Vice President of Sales for Trover Solutions, an independent provider of outsourced insurance subrogation, claims recovery and cost containment solutions for the healthcare payor and property and casualty industries. Mr. Quinn has 30 years of experience in the healthcare and insurance industries, holding executive positions at Staff Builders, Inc. Olsten Health Services and DeHayes Consulting Group, E.F. Hutton Healthcare and DeHayes Consulting Group. Mr. Quinn has served on the board of directors of two publicly traded companies, LaserSight and AdventRx and currently sits on the boards of several private healthcare companies. He was also on the Board of Trustees of Lynn University in Boca Raton. Mr. Quinn holds a Bachelors of Science Degree from the University of Pittsburgh.

Jerome (Jerry) Giambalvo

Mr. Giambalvo has served as a member of the Board of Directors of Hallmark since 2006. Mr. Giambalvo is currently an Independent Benefits Consultant and has been retained by Idearc Media for benefits design, administration and communications consulting. His 39 year career has been exclusively in Human Resources positions including labor relations consulting, generalist positions at increasing levels through the Assistant Vice President level at the former Contel Telephone. He has extensive experience in employee benefit positions including design and administration. He retired in 2007 from Verizon Communications as the Director of Health and Welfare Delivery, having been responsible for the on-going enrollment, administration and delivery of medical, dental, life, and LTD insurances, flexible spending accounts, COBRA and other ancillary benefits to over 350,000 active employees, retirees and their families.  Mr. Giambalvo is a graduate of the University of Texas, Austin and has taken graduate studies courses at Eastern Michigan University.

Charles L. Wood

           Mr. Wood has served as a member of the Board of Directors of Hallmark since 2008.  At retirement in December 2007, he was Group Executive with over twenty years management experience at Unitrin, Inc. (NYSE:UTR).  His Unitrin experience included: President, United Insurance Company of America (top three home service life insurance companies) and President, United Insurance Company of America - Group Medical Insurance Division in Los Angeles.  He was Group Executive for the following Unitrin companies: Unitrin Direct (top five P&C auto/homeowners direct distribution companies); Pyramid Life Insurance Company (under Mr. Wood‘s corporate leadership when sold to Ceres in 1997); Reserve Life Insurance Company (acquired in 1999 by Unitrin and remained under Mr. Wood’s corporate leadership until his retirement);  and Fireside Bank, a leading regional auto finance bank in California.  Mr. Wood serves or has served on the board’s of: Advanced Headache Intervention, Inc.; California Life and Health Association; Deprenyl Animal Health, Inc. (DAHI:NASD); Insure Jewelry Now, Inc.; NEC Electronics of America; and Xcyte, Inc. Mr. Wood was the Founder and President of Xcyte, Inc., the first radio frequency highway toll collection company.  Mr. Wood’s international management experience included living for two years in Hong Kong and two years in Singapore while managing two Teledyne, Inc. high technology manufacturing companies.  He holds both Life & Health and Property & Casualty insurance licenses in Illinois. Mr. Wood received an MBA from Pepperdine University and a BS in BA from Youngstown State University, in Ohio.

Board of Directors and Officers

Each director is elected until our next annual meeting and until his or her successor is duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board. The Board may also appoint additional directors up to the maximum number permitted under our by-laws. A director so chosen or appointed will hold office until the next annual meeting of stockholders.

Our Board held no formal meetings during the 12 month period ended June 30, 2010.  All proceedings of the Board were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.   We do not presently have a policy regarding director attendance at meetings.

            Each executive officer serves at the discretion of the Board and holds office until his or her successor is elected or until his or her earlier resignation or removal in accordance with our certificate of incorporation and by-laws.

It is expected that upon appointment of Messrs. Bay, Quinn, Giambalvo and Wood and Ms. Willis as members of our Board becoming effective, they will be considered independent directors under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us because we are not listed on Nasdaq.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time.

The role of the Chairman is to oversee and manage the Board and its functions, including setting meeting agendas and running Board meetings. Currently, Thomas Willis is serving as the Chairman and Chief Executive Officer. At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Our Board will continue to evaluate our leadership structure and modify as appropriate based on the size, resources and operations of the Company.

Our Board is exclusively involved in the general oversight of risks that could affect the Company.

Board Committees

We do not currently have a standing audit, nominating or compensation committees, or committees performing similar functions.  We believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board.  We do not have an audit, nominating or compensation committee charter as we do not currently have such committees.  We do not have a policy for electing members to the board.

We expect our Board, in the future, to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. In the absence of a separately constituted audit committee, our entire Board acts as the audit committee. We intend to appoint such persons to committees of the Board as are expected to be required to meet the corporate governance requirements imposed by a national securities exchange, although we are not required to comply with such requirements until we seek listing on a national securities exchange.

Stockholder Communications

The Board does not currently provide a process for stockholders to send communications to the Board because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the Common Stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the compensation earned during the years ended December 31, 2009 and 2008 by Hallmark’s Chief Executive Officer. Hallmark does not have a Chief Financial Officer. We refer to such individual as a “named executive officer” Dana Hyde, our former officer and director did not receive any compensation for her services during the years ended June 30, 2009 and 2008.

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Non-qualified Deferred Compensation ($)	All Other Compen- sation ($)	Total ($)

Tom Willis	2009	0	0	0	0	0	0	0	0
Chief Executive Officer	2008	21,000	0	0	0	0	0	0	21,000
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1.	The information is provided for each fiscal year of Hallmark which begins on January 1 and ends on December 31.

Option Plan

Currently there is no stock option plan. We intend to implement a stock option plan to attract and retain employees.

Director Compensation

No compensation was paid by either the Company or Hallmark during year ended December 31, 2009. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Employment Agreements

Neither we nor Hallmark has entered into a formal written employment agreement with any of our executive officers, however, we intend to enter into a written employment agreement with Thomas Willis, our Chief Executive Officer.

LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE
OFFICERS AND CERTAIN BENEFICIAL OWNERS

We are not aware of any legal proceedings to which any current or prospective director, officer, affiliate of ours, or owner of more than five percent of our common Stock (beneficially or of record) is a party adverse in interest to ours.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

As previously reported in our Current Report on Form 8-K filed with the Commission on June 15, 2010, on June 14, 2010, we entered into an Exchange Agreement with Hallmark and the Hallmark Shareholders which sets forth the terms and conditions of the business combination of the Company and Hallmark in which we agreed, subject to closing conditions, to issue 5,187,944 shares of our Common Stock to the Hallmark Shareholders in exchange for all the outstanding common stock of Hallmark, and Hallmark will become a consolidated subsidiary of the Company. In connection with the transaction, Brian Leftwich, the then principal stockholder, Chief Executive Officer, and our then sole director agreed to retire all but approximately 2,382,876 shares of our Common Stock. On August 6, 2010, the share exchange and related transactions contemplated by the Exchange Agreement were completed. Mr. Leftwich was formerly a stockholder of Hallmark and currently serves on both the board of directors of Hallmark and the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, our directors, executive officers, and beneficial owners of more than 10% of our Common Stock are required to file certain reports within specified time periods, indicating their holdings of and transactions in our common stock.

Except as set forth below, based solely on a review of such reports provided to us and written representations from such persons regarding the necessity to file reports or report transactions in a timely manner during our fiscal year ended 2010, we believe that all requisite reports have been filed. Brian Leftwich did not file a Form 3 on a timely basis and Dana Hyde did not file a Form 4.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT SPIRITS, INC.

August 26, 2010
By: /s/ Thomas Willis
Thomas Willis
Chairman & Chief Executive Officer